Corix Bioscience, Inc.
(fka American Housing Income Trust, Inc.)
34225 N. 27th Drive, Bldg. 5
Suite 238
Phoenix, AZ 85085

I hereby confirm that I waive any participation in Board of Director decisions or discussions, as I never consented to, or accepted the nomination for, being a Director.

Sincerely,

Joaquin Flores

cc: Richard Weintraub, Esq.
Jennifer Trowbridge, Esq.
Anthony Paesano, Esq